Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824


May 21, 2009

Terence O'Brien, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation


Dear Mr. O'Brien:


This letter is in response to your March 26, 2009 comment letter relating to our Form 10-K for the year ended December 31, 2007 and our responses to your original letter dated December 29, 2008. Each of your comments accompanied by our responses is provided below.


     1. We have read your response and proposed revised disclosure to comments 1 and 2 in our letter dated December 29, 2008. Please ensure that your revised disclosure in future filings discusses the following:

               o Your policy for assessing the recoverability of intangible assets should discuss how you have considered paragraph 15 of SFAS 142 and paragraph 8 of SFAS 144, specifically addressing whether or not a triggering event resulted in a formal impairment analysis being performed. Further, your response states that cash flows are expected to recover the carrying value of your intangible assets. Please discuss the headroom between fair value and the carrying value of the Company's assets and quantify the impact any material changes to any of your assumptions would have on your analysis. In this regard, we note the difference between your market cap and stockholders' equity amount has decreased over the past few quarters. Please ensure your disclosure includes a discussion of this trend and how you have considered this in your SFAS 142 and 144 analyses.

               o Please tell us what consideration you have given to including plant, property and equipment (PP&E) as a critical accounting estimate. The estimates and judgments required by management to assess recoverability of these long-lived assets, which are material to your financial statements, will provide investors greater insight into the quality and variability of your financial position and operating results.

                                       (1)

          Response
          --------

          In response to your first point, in future filings we will specifically address whether or not a triggering event is present and if it resulted in a formal impairment analysis. Also, in future filings, if a formal impairment analysis is performed, the Company will include in its disclosure a discussion on the carrying value and fair market value of its intangible assets as well as perform a sensitivity analysis of its significant assumptions. The Company notes that the difference between its market cap and stockholders' equity has decreased over the past few quarters; however, the market cap was not below stockholders' equity at any reporting period presented. Also, the Company believes that the decline in its market cap is indicative of the overall economic environment. If the Company's market cap goes below stockholders' equity at a future reporting period the Company will include the required disclosure.

          In response to your second point, the Company has considered property, plant and equipment in its evaluation of critical accounting estimate but does not consider the judgments and estimates around PP&E to be significant. The net value of PP&E consists primarily of the value of product tooling, general computer hardware and software and office equipment, all of which are depreciated over a relatively short period of time, typically three years.


     2. We note you have a defined benefit pension plan that is underfunded at December 31, 2008. Please tell us why your pension benefit obligation and expense is not a critical accounting estimate. Please expand MD&A, in future filings, to clearly explain the methods used to estimate your obligations and the expense recognized, including the material assumptions used to make these estimates and a sensitivity analysis of those assumptions. Based on your footnote disclosures, it would appear as though such assumptions include the discount rate and expected return on plan assets of 8.25%. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

                                       (2)

          Response
          --------

          In December 1995, the Company's Board of Directors approved an amendment to the pension plan that terminated all future benefit accruals as of February 1, 1996. Therefore no new participants have been or will be added to the plan and the benefits of all current participants have been calculated and locked in as of February 1, 1996. The plan currently consists of approximately 100 retirees receiving benefits and another 20 terminated and active employees who have been or were with the Company prior to the amendment on February 1, 1996 and are entitled to future benefits. As discussed in Note 6 - Pension and Profit Sharing, of the Company's 2008 Form 10-k, the Company's pension obligation has been immaterial due to factors described above. As a result, the Company did not believe that the obligation and expense was a critical accounting estimate. However, more recently, as a result of the global economic crisis and the general decline in the stock market, the Company's plan assets have experienced a decline resulting in an increase in our liability. The Company still believes that the obligation and expense are not significant to its operations and liquidity but will reassess their significance at December 31, 2009 and make any necessary disclosures in the Form 10-k for the year ended December 31, 2009. The disclosure would be similar to the following:

               Pension Obligation

                    The pension benefit obligation is based on various
               assumptions used by third-party actuaries in calculating this amount. These assumptions include discount rates, expected return on plan assets, mortality rates and other factors. Revisions in assumptions and actual results that differ from the assumptions affect future expenses, cash funding requirements and obligations. Our funding policy is to fund the Plan in accordance with the Internal Revenue Code and regulations.

                    These assumptions are reviewed annually and updated as
               required. The Company has a frozen defined benefit pension plan. Two assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement.

                    We determine the discount rate used to measure plan
               liabilities as of the December 31 measurement date. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. In estimating this rate, we look at rates of return on fixed-income investments of similar duration to the liabilities in the plan that receive high, investment grade ratings by recognized ratings agencies. Using these methodologies, we determined a discount rate of x.x% to be appropriate as of December 31, 2009, which is a decrease of 0.xx percentage points from the rate used as of December 31, 2008. An increase of x.0% in the discount rate would have decreased our plan liabilities as of December 31, 2009 by $x.x million and a decrease of x.0% could have increased our plan liabilities by $x.x million.

                    The expected long-term rate of return on assets is developed with input from the Company's actuarial firm and also considers the Company's historical results and projected returns for similar allocations among asset classes. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, affect expense and obligation in future periods. For the U.S. pension plan, our assumption for the expected return on plan assets was x.x% for 2009.

                                       (3)

               For more information concerning these costs and obligations, see the discussion in Note 6 - Pension and Profit Sharing, to the Company's financial statements.

     3. We further note from page 24 that the pension plan assets are invested in equity securities at 67% at December 31, 2008; however, you have maintained the same expected return on plan assets for the two fiscal years ended 2008. Please provide disclosures in MD&A in future filings to explain to investors why your expected long-term rates of return are reasonable given that the majority of the plan assets are invested in equity securities and to discuss the impact the current economic market environment has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans' funded status and additional funding obligations you may have. Please provide us with the disclosures you intend to include in future filings.

          Response
          --------

          The expected long-term rate of return on assets is developed with input from the Company's actuarial firm and also considers the Company's historical experience with pension fund asset performance in comparison with expected returns. The long-term nature of the pension trusts make them well suited to bear the risk of added volatility associated with equity securities. Accordingly, the asset allocations reflect a higher allocation to equity securities as compared to fixed-income securities. Based on these factors management believes that the long-term rate of return used in its estimates is reasonable. Please refer to our response to comment #2 for the related disclosure.


Revenue Recognition, page 13
----------------------------

     4. We have read your response to comment 5 in our letter dated December 29, 2008. You indicate your provisions for customer returns and rebates are immaterial to the financial statements for each annual period presented in the 10-k and therefore have not been specifically identified in the filing. However, we note that the accrued liability for vendor rebates identified in Note 5 is material to the financial statements as a whole and therefore we suggest that you quantify in your disclosure the amount of provisions recorded during each period or disclose the fact that these provisions are immaterial to the financial statements as a whole.

          Response
          --------

          To clarify our initial response, the accrued liability for customer rebates is material to the financial statements and is specifically identified in Note 5 - Other Accrued Liabilities. This amount is disclosed for each reporting period presented. The Company does not disclose the provision for customer rebates for competitive reasons.

                                       (4)

Results of Operations, page 14
------------------------------

     5. We note the sale of the Bridgeport property in December 2008 discussed in Note 17. Please address the following comments:

               o Please revise your future MD&A to identify and discuss this material transaction. Specifically address the impact the sale, mortgage and remediation costs will have on operations and liquidity.
               o Please tell us your basis for your statement on page 34 that you do not expect the obligations related to the remediation of the property to materially affect your results of operations, financial condition or liquidity. We note the undiscounted liability of $1.8 million accounts for 8% of total liabilities at December 31, 2008, and the current portion accounts for 16% of total current liabilities at that date.
               o On page 35, you state that as part of the sale, you provided the buyer with a mortgage of $2.0 million at six percent interest, which will be due in full one year after remediation and monitoring on the property have been completed. We assume this is the $2.0 million long term receivable recorded on the balance sheet at December 31, 2008. Please tell us how you have presented the sale of the property, the gain and the note receivable on your statement of cash flows.
               o You disclose on page 14 the gain from this transaction of $265,000 is included in other income, net. Please tell us your consideration of paragraph 45 of SFAS 144.

          Response
          --------

               o In future filings we will provide the requested disclosures in our MD&A.
               o The $1.8 million liability was based on an estimate developed by an independent environmental consulting firm using the best information available at the time. The Company has sufficient cash flow from operations as well as borrowing capacity under its loan agreement with Wachovia Bank that management believes payment of this obligation will not have a material adverse affect on the Company's ability to implement its business plan. In addition, funds received from payments on the mortgage will also fund the remediation.
               o The Company received $500,000 in cash from the sale of the property, all of which was used to pay for legal, environmental and closing costs. The gain of $265,000 was part of the reconciliation of net income to net cash provided by operating activities.
               o The Company concluded that it would be prudent to exclude the gain from income from operations as the property sold has not been used in our operations since 1996. Including the gain in operating results would misrepresent our results of operations.

                                      (5)

Liquidity and Capital Resources, page 16
----------------------------------------

     6. We have read your response to comment 9 in our letter dated December 29, 2008, as well as the revised disclosure herein. You state that management has taken necessary actions to adjust its cost structure as a response to the slow down in demand and in anticipation of future decline. Please tell us and disclose the nature of these "necessary actions" and describe the effect each action is expected to have on your operations, financial position and liquidity.

          Response
          --------

          The global economic slowdown has had a negative impact on the Company. In response, the "actions" that management has taken was to review expenses on a line item basis and make cuts where possible, including cuts in incentive pay, travel, professional service fees and other discretionary items. The Company has also implemented a freeze on salary increases and the hiring of new employees.

                                      (6)